UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech's corporate partner, Boston Scientific announces 30-day safety data from its Taxus IV drug-eluting stent in Clinical Trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

September 30, 2002

By:

\s\David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
SEPTEMBER 30, 2002

BOSTON SCIENTIFIC ANNOUNCES 30-DAY SAFETY DATA

FROM ITS TAXUS IV DRUG-ELUTING STENT CLINICAL TRIAL

- Company announces additional data from TAXUS II trial indicating significant improvements for diabetic patients -

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) corporate partner Boston Scientific (“BSC”), announced 30-day safety data from its TAXUS IV clinical trial. The trial is studying 1,326 patients at 72 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting stent. BSC made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

The randomized, double-blind, pivotal trial is designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent in reducing restenosis in de novo lesions 10 – 28 mm in length and 2.5 – 3.75 mm in diameter. The study is using the ExpressÔ stent, BSC’s internally developed stent approved earlier this month by the U.S. Food and Drug Administration and granted CE Mark last year.

The results supported safety, as demonstrated by MACE (Major Adverse Cardiac Events) rates, which are low and consistent with TAXUS I and II results. The MACE rates for the paclitaxel-eluting stent were similar to those for the control bare stent, as stated by BSC.

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis.

BSC also announced additional analysis of its TAXUS II data, relating to the efficacy of a paclitaxel-eluting stent for reducing restenosis in diabetic patients. (BSC announced final, six-month results of the TAXUS II trial on September 26. The TAXUS II trial consists of two sequential cohorts: a slow-release formulation and a moderate-release formulation.) BSC reported that the analysis found a significant improvement in late loss for the diabetic population in the drug-eluting stent group compared to the bare stent control group. (Late loss is an angiographic measure of the long-term benefits of stenting.) In the slow-release cohort, late loss for the diabetic patients was 0.37 in the drug-eluting stent group and 0.90 in the control group (P = 0.004). In the moderate-release cohort, the late loss for the diabetic patients was 0.40 in the drug-eluting stent group and 0.80 in the control group (P = 0.01). The analysis also found a trend toward improvement in binary restenosis rates in diabetic patients in the drug-eluting stent group compared to those in the control group.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors)

Cindy Yu (media)      Phone: (604) 221-7676